

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Jueqin Wang
Chief Executive Officer
Huadi International Group Co., Ltd.
No. 1688 Tianzhong Street, Longwan District
Wenzhou, Zhejiang Province
People's Republic of China 325025

> **Re: Huadi International Group Co., Ltd.**
> **Pre-effective Amendment 1 to Registration Statement on Form F-1**
> **Filed November 25, 2020**
> **File No. 333-248919**

Dear Mr. Wang:

     We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 1 to Registration Statement on Form F-1 filed November 25, 2020

Capitalization, page 36

1.   Please update the capitalization table as of a date within 60 days of the filing date. Refer to Item 3.B. of Form 20-F.

Dilution, page 37

2.   It does not appear that you have properly calculated the immediate dilution to new investors. Please note that these amounts should be determined by subtracting pro forma net tangible book value per share after the offering from the offering price of the share.

Summary Compensation Table, page 71

3.   Given the amount of 10,079 in the column for "Salary ($)," it is unclear why the amount in the column for "Total ($)" is 10,433 and not 10,079 for Huisen Wang in 2020 since all other columns have zero amounts. Note that the column for "Salary ($)" is to include the dollar value of salary earned during the fiscal year covered. Please revise.

Director Compensation - Fiscal 2019 and 2020, page 72

4.   Given the amount of 10,220 in the column for "Salary ($)," it is unclear why the amount in the column for "Total ($)" is 10,579 and not 10,220 for Di Wang in 2020 since all other columns have zero amounts. Similarly, given the amount of 13,461 in the column for "Salary ($)," it is unclear why the amount in the column for "Total ($)" is 13,933 and not 13,461 for Jueqin Wang in 2020 since all other columns have zero amounts. Note that the column for "Salary ($)" is to include the dollar value of salary earned during the fiscal year covered. Please revise.

Subsequent Events, page F-24

5.   Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date on which the financial statements were issued or the date on which the financial statements were available to be issued. Refer to ASC 855-10-50-1.

6.   We note that you have effected a 2 for 1 reverse stock split as of the date of the consolidated financial statements were issued and that your historical financial statements have been retroactively adjusted to reflect the stock split. Please ensure that your independent auditor revises its report on page F-26 to reference the stock split and dual dates its opinion in accordance with PCAOB AU 530.05.

Signatures, page II-5

7.   Indicate under "Capacity" that Qin Li also is signing the registration statement in his capacity as principal accounting officer or controller.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William S. Rosenstadt, Esq.